Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2014	2013	2012
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$24,758	$21,629	$18,196

Less: Dividend Requirements on Preferred Stock	14	14	102

Net Income Applicable to Common Stock	$24,744	$21,615	$18,094

Average Number of Common Shares Outstanding—Basic	13,843	13,773	12,669

Dilutive Effect of Stock Options and Restricted Stock	4	2	3

Average Number of Common Shares Outstanding—Diluted	13,847	13,775	12,672

Earnings Per Share—Basic	$1.79	$1.57	$1.43

Earnings Per Share—Diluted	$1.79	$1.57	$1.43